PUBLIC

19006473

OMB APPROVAL

OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52850

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pavilion Global Markets Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1250 René-Lévesque Blvd. West, Suite 4025
(No. and Street)

Montreal (City) Quebec (State) H3B 4W8 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Giancarlo Farinacci 514-932-7171
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

600, de Maisonneuve Blvd. West, Suite 1500 (Address) Montreal (City) Quebec (State) H3A 0A3 (Zip Code)

SEC Mail Processing Section
MAR 01 2019
Washington DC
408

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☑ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Contents

PUBLIC

OATH OR AFFIRMATION

I, Giancarlo Farinacci, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pavilion Global Markets Ltd., as of December 31st, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

notary T0782

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG LLP
600 de Maisonneuve Blvd. West
Suite 1500, Tour KPMG
Montréal (Québec) H3A 0A3
Canada

Telephone (514) 840-2100
Fax (514) 840-2187
Internet www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Pavilion Global Markets Ltd.

Opinion on the Consolidated Financial Statement

We have audited the accompanying consolidated statement of financial condition of Pavilion Global Markets Ltd. (the "Company") as of December 31, 2018 and December 31, 2017, and the related notes (collectively, the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018 and December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP*

We have served as the Company's auditor since 2014.

Montréal, Canada

February 26, 2019

*CPA auditor, CA, public accountancy permit No. A120220

Pavilion Global Markets Ltd.

Consolidated Statement of Financial Condition

December 31	2018	2017
(Expressed in U.S. dollars)		(restated – see note 17)
Assets		
Current		
Cash and restricted cash (Note 4 and 13)	$ 10,403,923	$ 15,896,530
Due from clients (Note 6)	15,535,691	7,534,986
Due from brokers (Note 6)	6,883,933	2,096,852
Accounts receivable	174,085	257,377
Income taxes receivable	384,935	460,982
Securities owned, at fair value (Note 7 and 13)	257,248	288,454
Due from ultimate parent company (Note 10)	792,984	10,045,636
Due from companies under common control (Note 10)	30,800	20,099
Prepaid expenses	283,294	205,145
	34,746,893	36,806,061
Fixed assets, net (Note 8)	767,401	1,006,769
Intangible assets (Note 9)	126,678	126,621
	$ 35,640,972	$ 37,939,451
Liabilities and Stockholder's Equity		
Current liabilities		
Due to clients (Note 6)	$ 5,524,096	$ 963,572
Due to brokers (Note 6)	15,453,230	7,522,894
Accounts payable, remuneration and accrued expenses (Note 13)	3,040,212	3,055,896
Due to company under common control (Note 10)	-	29,288
	24,017,538	11,571,650
Deferred tax liability	48,394	52,468
Deferred lease inducement	313,157	383,949
Deferred compensation (Note 13)	409,588	-
	24,788,677	12,008,067
Commitments (Note 14)		
Stockholder's equity		
Capital stock		
Authorized		
An unlimited number of common shares without par value		
Issued and outstanding		
42,815 common shares	1,090,708	1,090,708
Additional paid-in capital	226,084	226,084
Retained earnings	10,791,576	24,039,900
Accumulated other comprehensive income (loss)	(1,256,073)	574,692
	10,852,295	25,931,384
	$ 35,640,972	$ 37,939,451

Subsequent Events (Note 16)

On behalf of the Board

____________ Director

The accompanying notes are an integral part of these consolidated financial statements.

1. Organization and Nature of Business

Pavilion Global Markets Ltd. (the "Company"), incorporated under the *Canada Business Corporations Act*, provides brokerage and research services internationally. The Company is a member of the Investment Industry Regulatory Organization of Canada ("IIROC"), the Financial Industry Regulatory Authority, Inc. ("FINRA"), the London Stock Exchange plc ("LSE") and the Nasdaq Stock Market LLC ("NASDAQ"), is an Approved Participant in the Bourse de Montréal Inc., and is a Participating Organization in the Toronto Stock Exchange Inc., the TSX Venture Exchange, and the TSX Alpha Exchange.

2. Significant Accounting Policies

BASIS OF ACCOUNTING

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary Brockhouse Cooper Consulting Services Ltd. All significant intercompany transactions and balances have been eliminated on consolidation.

USE OF ESTIMATES

The presentation of consolidated financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated statement of financial condition, and the reported amounts of revenues and expenses during the reporting year. Actual results could differ from those estimates.

CASH, RESTRICTED CASH AND CASH EQUIVALENTS

Cash, restricted cash and cash equivalents consist of bank balances and short-term investments with maturities of three months or less from the date of acquisition. They are presented in the consolidated statement of financial condition at carrying value which approximates fair value due to their short-term nature.

SECURITIES OWNED

Securities owned are carried in the consolidated statement of financial condition at fair value with changes in fair value recognized in the consolidated statement of comprehensive income. Fair value is based on quoted market prices for exchange-traded equity and fixed income securities. In situations where the securities are not publicly traded or where restrictions on their marketability exist, securities are valued at management's estimate of market value.

Valuation of fixed income securities is affected by, amongst other factors, the liquidity of the securities, the size and the bid and ask spread, and the relative breadth of market and current yield price adjustments.

The Company accounts for its securities owned on a trade date basis and transaction costs are expensed as incurred.

Dividends are recorded on the ex-dividend date and interest is accrued to the end of the year.

ACCOUNTS RECEIVABLE AND ACCOUNTS PAYABLE

Due from (to) clients, due from (to) brokers, accounts receivable, accounts payable, remuneration and accrued expenses and deferred compensation are initially recorded at their fair value and are subsequently carried at amortized cost. In most cases, as term to maturity is short, the fair value and amortized cost of these financial instruments are approximated by carrying value.

Payables and receivables arising from unsettled regular-way trades are recorded net in due from (to) clients and due from (to) brokers.

FIXED ASSETS

Amortization is recognized over the estimated useful life of the asset using the following rates and methods which most closely reflect the expected pattern of consumption of the future economic benefit embodied in the assets:

Technology equipment	3 years straight-line
Furniture and fixtures	20% declining balance
Leasehold improvements	Term of lease

Maintenance and repairs are charged to operations when incurred.

Amortization methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate.

2. Significant Accounting Policies (continued)

INTANGIBLE ASSETS

Intangible assets consist of software platforms and software platforms under development. Amortization is recognized over the estimated useful life of the software, from the date that it is available for use since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the assets. Internally developed software is amortized over a period of five years on a straight-line basis from the time at which the asset became available for use.

INCOME RECOGNITION - SECURITY TRANSACTIONS

Revenue is recognized to the extent that the performance obligation has been satisfied, that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received, excluding discounts, rebates and sales taxes.

Security transactions and related commission revenues and commission expenses are recorded on a trade date basis.

Global Macro Research revenues are recognized when services have been rendered.

Professional service fees and other revenues are recognized when services are performed and ultimate collection is reasonably assured.

FOREIGN CURRENCY TRANSLATION

The functional currency of the Company is the Canadian dollar. Assets and liabilities denominated in foreign currencies are translated at the exchange rate in effect at the consolidated statement of financial condition date, whereas income and expenses are translated at average exchange rates for the year. Gains or losses resulting from foreign currency transactions are included in net income.

These consolidated financial statements have been translated from the functional currency into U.S. dollars. Assets and liabilities are translated at the exchange rate in effect at the consolidated statement of financial condition date. Income and expenses, including gains and losses on foreign exchange translation, are translated at average exchange rates for the year. The gains and losses on translation are deferred and are included as a component of comprehensive income.

FINANCIAL INSTRUMENTS AND BROKERAGE AGREEMENTS

The Company's financial instruments consist of cash, restricted and cash equivalents, due from (to) clients, due from (to) brokers, accounts receivable, securities owned, due from (to) related parties, accounts payable, remuneration and accrued expenses and deferred compensation. The classification and measurement of all such financial instruments are defined in the related accounting policy notes.

INCOME TAXES

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

SHARE-BASED PAYMENT TRANSACTIONS

For equity-settled share-based payments, expense is based on the fair value of the awards granted, excluding the impacting of any non-market service and performance conditions. The expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are satisfied. For awards with graded vesting, the fair value of each tranche is recognized over its respective vesting period.

The grant date fair value of share-based payment awards granted to employees is recognized as an employee expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performed conditions at the vesting date.

RECENT ACCOUNTING PRONOUNCEMENTS

A number of new standards, amendments to standards and interpretations are not yet effective for the year ended December 31, 2018 and have not been applied in preparing these consolidated financial statements. None, except for the ones listed below, of these are expected to have an impact on the consolidated financial statements of the Company.

(Expressed in U.S. dollars)

2. Significant Accounting Policies (continued)

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments – Credit Losses* (Topic 326). This ASU amends the Board's guidance on the impairment of financial instruments. The ASU adds to GAAP an impairment model (known as the current expected credit losses model) that is based on an expected losses model rather than an incurred losses model. Under the new guidance, an entity recognizes as an allowance its estimate of expected credit losses. The ASU is also intended to reduce the complexity of GAAP by decreasing the number of impairment models that entities use to account for debt instruments. The update is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The Company is currently assessing the potential impact of adopting this ASU on its consolidated financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) in order to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet for those leases classified as operating leases under current GAAP. ASU 2016-02 requires that a lessee should recognize a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term on the balance sheet. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018 (including interim periods within those periods) using a modified retrospective approach and early adoption is permitted.

The Company will early adopt ASU 2016-02 as of January 1, 2019 and expects to apply the modified retrospective approach in recognizing its right-of-use assets and related lease liabilities. The lease liabilities will be measured at the present value of the remaining lease payments, discounted using the Company's incremental borrowing rate as of January 1, 2019. The right-of-use asset will be measured at the same value as the lease liability, net of the deferred lease inducement liability present at the date of initial recognition. The Company estimates that the adoption of ASU 2016-02 will result in the recognition of right-of-use assets of $993,000 and recognize a corresponding lease liability of $1,306,000.

In August 2018, FASB issued ASU 2018-13, *Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement*. The primary focus of ASU 2018-13 is to improve the effectiveness of the disclosure requirements for fair value measurements. The changes affect all companies that are required to include fair value measurement disclosures. In general, the amendments in ASU 2018-13 are effective for all entities for fiscal years and interim periods within those fiscal years, beginning after December 15, 2019. An entity is permitted to early adopt the removed or modified disclosures upon the issuance of ASU 2018-13 and may delay adoption of the additional disclosures, which are required for public companies only, until their effective date. The Company is currently assessing the potential impact of adopting this ASU on its consolidated financial statements and related disclosures.

3. Adoption of Accounting Policies

In May 2014, FASB issued ASU 2014-09, *Revenue from Contracts with Customers (Topic 606)*. This standard provides revenue recognition guidance whereby revenues are to be recognized with the transfer of goods or services to customers in amounts that reflect the payment that the entity expects to receive in exchange for those goods or services. To clarify some of the guidance in ASU 2014-09, FASB then issued ASU 2016-08, *Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net)*; ASU 2016-10, *Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing*; ASU 2016-12, *Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients*; as well as ASU 2016-20, *Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers*. The amendments in this update are effective for public business entities for fiscal years beginning after December 15, 2017 and interim periods within those fiscal years. The Company adopted this standard using the retrospective approach. Apart from additional note disclosure, this standard did not have a significant impact on the Company's consolidated financial statements.

In November 2015, FASB issued ASU 2015-17, *Income Taxes (Topic 740), Balance Sheet Classification of Deferred Taxes*, as part of their simplification initiatives. ASU 2015-17 requires the Company to classify deferred tax assets and liabilities as noncurrent in a classified statement of financial position. The amendments in ASU 2015-17 do not affect the offsetting of deferred tax assets and liabilities. ASU 2015-17 is effective for the Company for fiscal years beginning after December 15, 2017 and interim periods beginning after December 15, 2018. These amendments did not have a significant impact on the Company's consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, *Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments*. The amendments in this update provide guidance on eight specific cash flow issues. The amendments in this update are effective for public business entities for fiscal years beginning after December 15, 2017 and interim periods within those fiscal years. As a result of the adoption of this ASU, changes in cash and restricted cash are no longer classified as investing activities, and the Company's Statement of Cash Flows now explain the change during the period in the total of cash and restricted cash.

In May 2017, the FASB issued ASU 2017-09, *Compensation – Stock Compensation (Topic 718): Scope of Modification Accounting*. The guidance provides clarity and reduces both (1) diversity in practice and (2) cost and complexity when applying the guidance in Topic 718, Compensation – Stock Compensation, to a change to the terms or conditions of a share-based payment award. The ASU is effective for fiscal years beginning after December 15, 2017 and interim periods within those fiscal years, with early adoption permitted. These amendments did not have a significant impact on the Company's consolidated financial statements.

(Expressed in U.S. dollars)

4. Restricted Cash Segregated Under Regulations of the U.S. Securities and Exchange Commission ("SEC")

Cash of $641,776 (2017 - $980,751) has been segregated in special reserve bank accounts for the exclusive benefit of customers, in accordance with SEC Rule 15c3-3. These amounts are not available for use in the Company's day-to-day operations.

5. Available Credit Facility

From time to time, the Company may utilize call loan arrangements to facilitate the securities settlement process for both clients and principal transactions. A call loan facility has been established with a Canadian Schedule 1 chartered bank to a maximum amount of CAD $4,000,000 (2017 - CAD $4,000,000) (or its USD equivalent) bearing interest at the call loan rate on the date the amount is contracted. The facility has no fixed renewal date. There was no amount outstanding as of December 31, 2018 (2017 - nil).

6. Due from/to Clients and Brokers

Included in the balance due from/to clients and brokers are the following amounts resulting from transactions which failed to settle on the contracted settlement date:

	2018	2017
Due from clients	$ 15,448,355	$ 7,522,894
Due from brokers	$ 5,083,373	$ 556,770
Due to clients	$ 5,083,373	$ 556,770
Due to brokers	$ 15,448,355	$ 7,522,894

The Company clears its customer transactions through other broker-dealers on a fully disclosed basis.

7. Securities Owned

	2018	2017
Canadian federal bonds	$ 255,907	$ 286,966
Corporate bonds	1,341	1,488
	$ 257,248	$ 288,454

8. Fixed Assets

			2018
	Cost	Accumulated amortization	Net
Technology equipment	$ 11,323	$ 7,968	$ 3,355
Furniture and fixtures	170,150	90,241	79,909
Leasehold improvements	1,531,854	847,717	684,137
	$ 1,713,327	$ 945,926	$ 767,401

			2017
	Cost	Accumulated amortization	Net
Technology equipment	$ 12,988	$ 9,138	$ 3,850
Furniture and fixtures	321,347	211,316	110,031
Leasehold improvements	1,658,873	765,985	892,888
	$ 1,993,208	$ 986,439	$ 1,006,769

(Expressed in U.S. dollars)

9. Intangible Assets

			2018
	Cost	Accumulated amortization	Net
Software platforms	$ 330,942	$ 204,264	$ 126,678

			2017
	Cost	Accumulated amortization	Net
Software platforms	$ 285,628	$ 159,007	$ 126,621

10. Related Party Transactions

The balance due from the current ultimate parent company, have mainly arisen from a non-interest-bearing promissory note with no repayment terms. The balance due from a company under common control have arisen from services provided. All balances with related parties are non-interest bearing and are due upon demand.

11. Consolidated Subsidiary

The following is a summary of certain financial information of the Company's consolidated subsidiary Brockhouse Cooper Consulting Services Ltd.:

	2018	2017
Total assets	$ 100	$ 100
Total liabilities	-	-
Net stockholder's equity	100	100

12. Capital Management

The Company's business requires capital for regulatory purposes. The Company's capital structure is underpinned by stockholder's equity, which is comprised of capital stock, additional paid-in capital, retained earnings and accumulated other comprehensive income.

In managing its capital, the Company's primary objectives are as follows:

- Exceed the Company's minimum regulatory capital as required by IIROC and FINRA;
- Ensure that the Company is able to meet its financial obligations as they become due; and
- Support the creation of stockholder value.

The Company implements corporate governance practices and monitors results against its objectives. The Company manages its capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. The Company regularly monitors its regulatory risk adjusted capital as required by regulation, monitors operating results against budgets and monitors its cash flows to ensure that the objectives above are met.

There has been no material change in the capital management practices of the Company from the previous year.

During the year ended December 31, 2018, the capital of the Company was sufficient to satisfy the regulatory requirements of IIROC which specify a minimum capital requirement of CAD $250,000 and certain minimum ratios. The capital was also sufficient to satisfy the regulatory requirements of FINRA which specify that the Company must maintain regulatory capital in excess of 6-2/3% of the aggregate indebtedness (to a minimum of USD $250,000) and certain minimum ratios.

(Expressed in U.S. dollars)

13. Financial Instruments and Risk Management

FAIR VALUE

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

- Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;
- Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
- Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Asset categories	Level 1	Level 2	Level 3	Total
December 31, 2018				
Cash and restricted cash	$ -	$ 10,403,923	$ -	$ 10,403,923
Securities owned	-	257,248	-	257,248
	$ -	$ 10,661,171	$ -	$ 10,661,171
December 31, 2017				
Cash and restricted cash	$ -	$ 15,896,530	$ -	$ 15,896,530
Securities owned	-	288,454	-	288,454
	$ -	$ 16,184,984	$ -	$ 16,184,984

There were no significant transfers between Level 1 and 2 in the year. The Company does not have any financial instruments measured at fair value on a recurring basis using significant unobservable inputs (Level 3), as at December 31, 2018 and 2017.

CREDIT RISK

Credit risk arises from the potential that a counterparty will fail to perform its obligations. Credit risk arises from cash and restricted cash segregated under regulations of the SEC, amounts due from clients and brokers, debt security issuers, accounts receivables and amounts due from related parties.

The Company attempts to limit the risk by dealing with counterparties it considers viable.

To minimize its exposure to credit risk from transactions with clients and brokers, the Company requires settlement of securities on a cash basis or delivery against payment basis.

All transactions in listed securities are settled or paid for upon delivery using approved brokers. The risk of default is considered minimal as delivery of securities sold, unless unusual circumstances exist, is only made once the broker has received payment.

The Company manages credit risk with regards to debt instruments by monitoring counterparties' credit ratings before purchasing debt instruments and maintaining short maturity dates. The maximum exposure to credit risk is represented by the carrying value of the financial assets. There are no significant balances past due.

Management does not anticipate any losses for non-performance of counterparties.

There have been no significant changes to the Company's exposure to credit risks and how they arise nor how they are managed since the previous year.

LIQUIDITY RISK

Liquidity risk is the risk that the Company cannot meet a demand for cash or fund its obligations as they become due. The Company's management is responsible for reviewing liquidity resources to ensure funds are readily available to meet its financial obligations as they become due, as well as ensuring adequate funds exist to support business strategies and operational growth. The Company's business requires capital for operating and regulatory purposes. The current assets reflected on the consolidated statement of financial condition are highly liquid. The majority of the positions held as securities owned are readily marketable securities. Receivables and payables from clients and brokers represent commissions due and current open transactions that generally settle within the normal settlement cycle.

The following table presents the contractual terms to maturity of the financial liabilities owed by the Company as at December 31, 2018, in addition to those disclosed in Note 14. As liabilities in trading accounts are typically settled within very short-time periods, they are not included in the table below.

(Expressed in U.S. dollars)

13. Financial Instruments and Risk Management (continued)

	Carrying amount	12 months or less	1 to 3 years	3 to 5 years
December 31, 2018				
Accounts payable and accrued charges	$ 3,040,212	$ 3,040,212	$ -	$ -
Deferred compensation	409,588	-	340,559	69,029
December 31, 2017				
Accounts payable and accrued charges	$ 3,055,896	$ 3,055,896	$ -	$ -

There have been no significant changes to the Company's exposure to liquidity risks and how they arise nor how they are managed since the previous period.

MARKET RISK

Market risk is the risk that the fair value of the financial instruments will fluctuate because of changes in market prices. The Company separates market risk into two categories: interest rate risk and foreign exchange risk. As the Company does not invest in any significant equity positions, the Company is not exposed to equity price risk.

There have been no significant change to the Company's exposure to market risks and how they arise nor how they are managed since the previous year.

INTEREST RATE RISK

Interest rate risk arises from the possibility that changes in interest rates will affect the fair value or future cash flows of financial instruments held by the Company. The Company incurs interest rate risk on its cash and restricted cash and securities owned. The Company does not hedge its exposure to interest rate risk as it is minimal.

The interest rate volatility on the Company's financial instruments owned is also minimal since the Company does not carry significant instruments subject to interest rate volatility.

CURRENCY RISK

Foreign exchange risk arises from the possibility that changes in the price of the foreign currencies will result in losses. As the Company's functional currency is the Canadian dollar, foreign exchange risk is measured in relation to the Canadian dollar balances. The Company's primary foreign exchange risk results from the unhedged currency. The Company's currency risk is managed based on currency holdings rather than volatility. The internal policy which sets maximum amounts by currency ensures that the Company does not have significant currency risk.

The Company trades in various currencies in order to settle international trades. However, the currency of the amount receivable is generally the same as the amount payable. As a result, the currency risk is diminished. The Company held CAD $6,973,000 (2017 - CAD $7,007,000) worth of foreign currencies at year-end.

14. Commitments

The Company leases its head office premises, which terminates in October 2023, and its disaster recovery premises, which terminates in March 2019 under non-cancellable operating lease arrangements. Annual and aggregate lease costs under these leases, exclusive of certain incremental occupancy costs, are approximately as follows:

Year ended December 31,	
2019	$ 318,563
2020	310,380
2021	310,380
2022	310,380
2023	258,650
	$ 1,508,353

(Expressed in U.S. dollars)

14. Commitments (continued)

Non-cancellable subleases to be received are as follows:

Year ended December 31,		
2019	$	181,329
2020		181,329
2021		181,329
2022		181,329
2023		151,107
	$	876,423

Rent expense for 2018 aggregated to $686,823 (2017 - $755,268).

15. Regulatory Net Capital Requirement

As a registered broker-dealer and a member of FINRA, the Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2018, the Company had regulatory net capital of $7,490,735 (2017 - $12,956,744), which was $5,841,383 (2017 - $11,386,697) in excess of its required regulatory net capital of $1,649,352 (2017 - $1,570,047). The Company's aggregate indebtedness to regulatory net capital ratio was 3.30 to 1 (2017 - 1.82 to 1).

16. Subsequent Events

The Company has evaluated the effects of subsequent events that have occurred subsequent to the year ended December 31, 2018 and through to February 26, 2019, which is the date the consolidated financial statements were issued. During this period, there have been no events that would require recognition or disclosure in the consolidated financial statements.

17. Comparative Figures

The comparative financial information as at December 31, 2017 was restated to correct an error with respect to the netting of client balances on pending foreign exchange trades. As a result of this correction, amounts due from clients and amounts due to clients both decreased by $11,595,103. This correction had no impact on net income or on net assets.

KPMG LLP
600 de Maisonneuve Blvd. West
Suite 1500, Tour KPMG
Montréal (Québec) H3A 0A3
Canada

Telephone (514) 840-2100
Fax (514) 840-2187
Internet www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES PURSUANT TO SEC RULE 17A-5(E)(4)

The Board of Directors Pavilion Global Markets Ltd.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation ("Form SIPC-7") for the year ended December 31, 2018, which were agreed to by Pavilion Global Markets Ltd. (the "Company") and SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, and noted no differences;
2. Compared the Total Revenue amount reported on the Annual Unaudited Form X-17A-5 Part III for the year ended December 31, 2018, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, and noted no difference;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, and noted no differences; and
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments, and noted no differences.

We were not engaged to, and did not, conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

KPMG

This report is intended solely for the information and use of the specified parties referred to in the first paragraph of this report, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP*

Montréal, Canada

February 26, 2019

*CPA auditor, CA, public accountancy permit No. A120220

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended December 31, 2018
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

052850 FINRA DEC
Pavilion Global Markets Ltd.
1250 René-Lévesque West, Suite 4025
Montréal, Québec Canada
H3B 4W8

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Giancarlo Farinacci - 514-227-7718

WORKING COPY

2. A. General Assessment (item 2e from page 2) $28,386

B. Less payment made with SIPC-6 filed (exclude interest) (14,776)
07/27/2018
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 13,610

E. Interest computed on late payment (see instruction E) for 0 days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $13,610

G. PAYMENT: √ the box
Check mailed to P.O. Box ☐ Funds Wired ☑ ACH ☐
Total (must be same as F above) $13,610

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):
None

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Pavilion Global Markets Ltd.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Chief Financial Officer
(Title)

Dated the 19 day of February, 20 19.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2018
and ending 12/31/2018

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$27,468,342
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	8,346,216
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	198,030
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $0	
Enter the greater of line (i) or (ii)	0
Total deductions	8,544,246
2d. SIPC Net Operating Revenues	$18,924,096
2e. General Assessment @ .0015	$28,386 (to page 1, line 2.A.)